Exhibit 10.7

FIRST AMMENDED AND RESTATED SHAREHOLDERS' AGREEMENT

INTERNAL FIXATION SYSTEMS, INC.
10100 N.W. 116th Way Suite 18
Medley, Florida

A Florida Corporation

Kenneth C. West
Matthew Endara
Christopher Endara
Dr. Jaime Carbonell
Dr. Stephen J. Dresnick

Dated: May 15, 2009

SHAREHOLDERS' AGREEMENT

THIS SHAREHOLDERS AGREEMENT (the "Agreement”) is made and entered into as of this 15th day of May, 2009 (''Effective Date"), by and among Internal Fixations Systems, Inc. (the "Company”), Matt Endara ("Mendara"), Kenneth C. West ("West"), Dr. Jaime Carbonell ("Carbonell"), Christopher Endara ("Cendara"), and Dr. Stephen Dresnick ("Dresnick"). In this Agreement, Mendara, West, Cendara, Carbonell, and Dresnick are also referred to collectively as "Shareholders", and individually as "Shareholder."

RECITALS

WHEREAS, the Company has had 1000 shares of issued and .outstanding capital stock ("Shares"), and WHEREAS the Company has redeemed the stock held by Esteban Hernandez and the Company and the Shareholders have entered into the Agreement whereby Dresnick would make an investment into the company and become a Shareholder, as of this First Ammeded and Restated Shareholder Agreement, the current shareholders who are the beneficial owners Shareholders are and record of the Shares described in Schedule "A"; and

WHEREAS, the number of Shares owned by each Shareholder and the share certificate number for the Shares owned by each Shareholder are set forth on Schedule A attached to this Agreement; and

WHEREAS, the directors of the Company ('Directors") are set forth on Schedule "'El' to this Agreement; and

WHEREAS, the Shareholders and the Directors have determined that it 'is -necessary and appropriate for certain matters concerning the operations of the Company and the control and disposition of the Shares to be set forth, approved, and ratified- in this Agreement; and

WHEREAS,, the provisions of this Agreement will control to the extent this Agreement conflicts with the Company's Bylaws.

NOW, THEREFORE,. in consideration of the foregoing and the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree. As follows:

ARTICLE I
FORMATION

1. 1         Formation. The Shareholders formed the Company for the purposes and scope set forth in this Agreement and the Company's Bylaws.

1.2          Business of the Company. The business of the Company is to manufacture, distribute and/or self surgical implants. While a Shareholder and/or Director of the Company, each Shareholder and/or Director shall have an affirmative duty to present to the Company all business opportunities concerning surgical implant manufacturing distribution / sales, operations, etc. The Company shall have a right of first refusal with respect to any Related Business Opportunities presented by a Shareholder and/or Director. If the Company declines to proceed with acting on any Related Business Opportunity, the presenting Shareholder and/or Director may not pursue such Related Business Opportunity.

1.3          Shares Subject to this Agreement. The Shares subject to this Agreement shall be all of the present and hereafter authorized and/or issued and outstanding shares of the company.

1.4          Endorsement on Share Certificates. Upon the execution of this Agreement, the certificates representing Shares subject to this Agreement shall be endorsed as follows:

Any sale, assignment, transfer, pledge or other disposition of the shares of stock represented by this certificate is restricted by, and subject to; the terms and provisions of a Shareholders’ Agreement, as of May 15, 2009, a copy of which is on file in the office of the Company and in the stock book thereof By acceptance of this certificate, the holder hereof agrees to be bound by the terms of said Agreement.

1.5          Limitation on Shareholders’ Right to Pledge Stock. No Shareholder or party shall have the right to pledge or hypothecate any shares owned by him or her, except as collateral for a note (i) in favor of the Company or any one or more of the other shareholders; or (ii) in favor of a recognized lending institution, but only if the proceeds of the loan are used in their entirety to purchase additional shares of the Company and the borrowing shareholder delivers to the Company and to the other shareholders the written undertaking of the lender, in form acceptable to the Company and the other shareholders that the lender will not take possession or dispose of the shares without first affording the Company and the other shareholders the right for a period of ninety (90) days to purchase such shares pursuant to sections 3.2 through 3.8 of this Agreement at the price determined pursuant to section 9.7 of this Agreement.

ARTICLE II
CONTRIBUTIONS

2.1          Contribution. The initial contribution in consideration of the shares to be received by each shareholder pursuant hereto shall be in the amount of One Hundred Dollars ($100.00) per share. The Company shall notify each of the Shareholders of any and all contributions to the Company ("Contributions") by each of the Shareholders.

2.2          Dresnick Contribution. Dresnick will advance cash sufficient to fund the business plan which has been agreed to by all of the Shareholders. Such cash advances shall be solely at the discretion of Dresnick. At Dresnick’s option, he may personally guarantee any equipment purchases along with the other Shareholders instead of advancing additional cash. If financing such equipment leads to a monthly deficit of cash flow, then Dresnick would be obligated to fund the cash loss to the maximum extent which would have been required under the business plan. The Parties agree that the amount advanced pursuant to this paragraph to date has been $40,000.  Such advances shall be considered a loan which shall accrue interest at 12% annually, compounded monthly on the amount of loan outstanding as of the last day of each month. Interest shall accrue  but payment will be deferred until cash flow of the Company is adequate to make principal payments

2.1          Additional Internal Capital.  The Shareholders shall contribute additional capital to the Company in such amounts and at such time as the Board of Directors shall determine that additional capital is required to perform the business of the Company, to pay its expenses or to maintain a reserve (a "Capital Call). The Shareholders shall contribute any such additional capital as and when reasonably determined by the Board of Directors. Upon such determination, the Company shall give written notice to each Shareholder. The obligation of the Shareholders to make additional capital contributions and pay the Capital Call is not intended to grant rights to any Persons other than the Company to compel such contributions. The Shareholders shall pay the Capital Call in proportion to their respective Shareholder interests. Each Shareholder shall have fourteen (14)' days from the date such notice is given to contribute such Shareholder's share of the. Capital Call to the Company. Each Shareholder shall receive a credit to such Shareholder's Capital Account in the amount of any additional capital contributed by such Shareholder- to the Company. If a Shareholder cannot meet the required additional capital contribution and fails .to pay the Capital Call as and when required by the Company (the ' ."'Defaulting Shareholder"), the remaining Shareholders may contribute the required additional capital on behalf of the Defaulting Shareholder (the "Contributing Shareholders"). In such event, the Contributing Shareholders may elect to either treat the additional capital contribution as a loan. to the Defaulting Shareholder, secured by the Defaulting Shareholders shares in the Company and payable with interest at the prime rate of U.S. money center commercial banks as .published in The Wall Street Journal and due and payable thirty (30) days following demand, or, in the alternative, may reduce from the' Defaulting Shareholder's Capital Account a portion of such Shareholder in the. Company corresponding with twice (200%) of the amount advanced on behalf, of the Defaulting Shareholder, and add to the Contributing Shareholder's Capital Account that  same amount deducted from the Defaulting Shareholder. Each Shareholder does hereby grant each other Shareholder a security interest in such Shareholder's shares to secure any loan made hereunder.

2.2          Additional External Capital. In the event the Board of Directors feels that  raising external capital  is more advantageous then raising internal capital pursuant to paragraph 2.2 above, then the Company shall retain the services of an outside organization to raise such funds, Dresnick shall be given the first right of refusal to take on such a project.

ARTICLE III
TRANSFER OF SHARES

3.1          Restriction Against Transfer of Shares- Other than Transfers (as defined below) to another Shareholder or a Shareholder's immediate family member (or an entity formed and controlled by such immediate family member), no Shareholder (including any person or entity who becomes a Shareholder subsequent to the Effective Date) shall sell, transfer, assign, encumber, alienate or in any way dispose of ('Transfer') all or any Shares or rights or interests in any Shares, which they may now own or hereafter acquire, without the prior written consent of a majority of the other Shareholders. Any purported Transfer in violation of this Section or any other provision of this Agreement shall be void and ineffectual and shall not operate to Transfer any interest or title to the purported transferee ("Transferee"). For purposes of this Agreement, a Transfer shall include, without limitation, any transfer of legal or beneficial ownership, whether by voluntary or involuntary, sale, transfer, assignment, encumbrance, alienation or other disposal, including a foreclosure under any pledge, hypothecation or similar credit transaction or by divorce or separation decree.

3.2          Offer to Transfer Shares. A Shareholder seeking to Transfer their Shares ('Transferor'), shall provide any offer to Transfer ("Offer") their Shares to the Company and all other Shareholders, in the manner set forth in this Agreement, and shall state that the Transferor offers to Transfer their Shares at the price and on the terms set forth in the Offer. The Offer shall include: a description of the Transfer; the name and address of the bona fide prospective Transferee; the number of Shares involved in the Transfer; the price and terms of the proposed Transfer; and a copy of the bona fide written offer from the prospective Transferee.

3.3          Shareholders Acceptance of Offer - First Rigbt. A11 SharehoIders shall have a first right to purchase ("First Right") the Shares, on a pro rata basis, from the Transferor upon the same terms and conditions as presented in the Offer. The Shareholders shall exercise their First Right within thuty (30) days from receipt of the Off', and such exercise shall be done by written acceptance to the Transferor. If any Shareholder elects not to participate in exercising their First Right, all the other Shareholders may elect to exercise their First Right on a pro rata basis divided among a11 the Shareholders electing to exercise their First Right.

3.4          Offer to the Company - Second Right. Following the decision of all the Shareholders, other than the Transferor, not to exercise their First Right p purchase the Transferor's Shares, and upon the written consent: of all the Shareholders, other than the Transferor, the Company shall have a second right to purchase ("Second Right") the Shares from the Transferor upon the same terms and conditions as presented in the Offer. The Company shall exercise its Second Right following the decision of all the Shareholders, other than the Transferor, not to exercise their First Right to purchase the Transferor's Shares, but not later than within ninety (90) days after receipt of the Offer, and such exercise shall be done by written acceptance to the Transferor.

3.5          Closing. Any written acceptance of the Offer by a Shareholder or the Company shall specify a date for the Closing of the purchase., which date shall not be more than thirty (30) days after the date of the giving of the written acceptance. The Closing shall take place at the principal office of the Company or at the office of its legal counsel.

3.6          Rejection of Offer. If all of the Shares subject to the Offer are not accepted for purchase by the Shareholders or the Company as set forth above, the Offer shall be deemed rejected by all the Shareholders and the Company and the Transferor may make a bona fide Transfer of the Shares per the Offer to the prospective Transferee; provided however, the Transferee must first execute a written acknowledgment (and/or counterpart to this Agreement) that the Transferee will become a Shareholder and a party to this Agreement upon the Closing of the Transfer as if such Transferee had been an original signatory party to this Agreement and that such Transferee agrees to be bound by the terms, restrictions, provisions and conditions of this Agreement.

3.7          Insufficient Capital. In the event that the Company approves the purchase of any Shares, pursuant to the terms of this Agreement and, if the capital of the Company is insufficient (under then existing laws) to authorize the Company to purchase any of such Shares, the Shareholders agree to perform such acts, execute such instruments, and vote their Shares in such manner as may be necessary to increase the Company's capital to an amount sufficient to authorize the purchase of such Shares. In the event such capital is nevertheless insufficient to legally allow the Company to purchase all of such Shares, the Company shall be entitled to delay the consummation of such purchase for a period of up to ninety (90) days during which the Company shall .attempt to obtain the necessary capital. If such capital is still unavailable at the ninety (90) days period set forth in this section, then the Shareholder whose Shares are subject to purchase shall be entitled to sell such Shares to a third party, subject to Article 3 of this Agreement, until such time as the Company obtains the necessary capital.

3.8          Transferee. In the event of any Transfer of Shares, the Transferee shall be a "Shareholder" and shall be bound by the terms, provisions, and conditions of this Agreement as a condition to holding and voting such Shares whether or not such - - Transferee acknowledges to be bound hereby in writing.

ARTICLE IV
PURCHASE OF SHARES OWNED BY SHAREHOLDERS AT DEATH

4.1          Description of Insurance Policies. In furtherance of the purposes of this Article IV of this Agreement, the Company may purchase life insurance on the lives of each of the Shareholders.The Company shall be the beneficiary of each policy. This Agreement shall include and control all policies purchased pursuant hereto, and such policies shall be recorded on attached Schedule C.

4.2          Payment of Life Insurance Premiums. All premiums due on the insurance policies purcha&d as herein provided shall be paid by the Company. If the Company  shall fail to pay any premium within ten (10) days after the due date, the person on whose life the policy issued may pay such premium, in which event he shall have a right to reimbursement from the Company within ten (10) days.

4.3          Purchase and Sale of Deceased Shareholder's Interest. Upon the death of a Shareholder, the Company shall purchase, and the personal representative and or spouse of the Deceased Shareholder shall sell to the Company, all of the Shares owned by the Deceased Shareholder.

4.4          Valuation of Shares. The purchase price for the Shares to be purchased and sold hereunder shall be determined as set forth in section 5.1.

4.5          Payment of Purchase Price from Insurance Proceeds. Upon the death of a Shareholder, the Company shall: (i) collect any and all proceeds from insurance policies 'it owns on the life of the Deceased Shareholder, (ii) determine the purchase price for the Shares in accordance with section 9.7 of this Agreement; iii) pay to the Deceased Shareholder's personal representative such amount of the insurance proceeds, if any, equal the purchase price for the Shares. The Company may retain any excess of such insurance proceeds over the purchase price for the Shares.

4.6          Payment of Purchase Price in Excess of Insurance Proceeds. If the Company shall be obligated to pay as the purchase price of any Shares purchased under Article IV  hereof, an amount in excess of the insurance proceeds, if any, the Company may, at its  option, pay such excess in full or in part as soon as the amount thereof is ascertained and the balance, if any, as set forth below. If the Company elects to pay a part of its obligation in installments, it shall give to the Deceased Shareholder's personal representative promissory note(s) for the balance so payable; said note(s) to be payable in one hundred twenty (120) equal monthly installments with interest to be determined annually at the prime lending rate as published in the Wall Street Journal on (i) the date of the Deceased Shareholder's death for the initial year, and (ii) each one year anniversary thereafter. Each note shall provide for the acceleration of the due dates of all unpaid installments on the default in the payment of any one installment.

4.7          Option To Purchase Policies. In the event that a Shareholder shall sell his Shares during his lifetime as provided herein, or in the event of the death of a Shareholder or the termination of this Agreement, the Deceased Shareholder or the remaining Shareholders, as the case may be, shall have the right, exercisable within sixty (60) days, to purchase any insurance policies on their own lives subject to this Agreement.

4.8          Multiple Deaths. In the event the Shareholders all die within a period of thirty (30) days of one another, Article IV of this Agreement shall be inoperative.

4.9          Insufficient Corporate Surplus. If the Company shall not have sufficient surplus to permit it lawfully to purchase all of the Shares, the Deceased Shareholder's personal representative and the Surviving Shareholders shall promptly take such measures to vote their respective holding of the Shares to reduce the capital of the Company or to take such other steps as may be appropriate or necessary in order to enable the Company to lawfully purchase and pay for all of such Shares.

4.10        Audits. In order to assure the estate of the Deceased Shareholder that the Company's operations shall be conducted in a manner consistent with any obligations to timely pay for the Shares owned by such Shareholder and any indebtedness owing by the Company to such Shareholder, as long as there is any unpaid balance owing on the aforesaid obligations, the Company shall:

4.10.1    submit quarterly financial statements to the Deceased Shareholder's personal representative;

4.10.2    submit annual financial statements on a compilation basis to the Deceased Shareholder's personal representative;

4.10.3     permit -.the Deceased Shareholder's personal representative to periodically review the books and records of the Company during normal business hours, but not more often than once each quarter in order to verify the accuracy of the financial statements referred to in the foregoing; and

4.10.4      promptly inform the Deceased Shareholder's persona1 representative of any Litigation, claim; or other events that might have a material adverse effect on the Company's financial statements.

ARTICLE IV
BUY/SELL ARRANGEMENT

5.1  In the event the event that the Company fails to meet 60% of its 2010 Business Plan Revenue Projections, Dresnick shall have the right  to Buy-Out all other Shareholders (“Other Shareholders”). Price for the purchase of such shares shall be calculated using EBITDA for the year 2010 times 3. Each Shareholder other than Dresnick shall get his proportionate share of the amount calculated.

5.2  In the event Dresnick fails for whatever reason to fund at the level required in the attached business plan then the Other Shareholders shall have the right to purchase Dresnick’s shares. The price for the purchase of such shares shall be calculated using EBITDA for the 12 months preceding times 4.

ARTICLE V
CORPORATE MANAGEMENT

6.1          Management. The following shall be initial members of Management of the company:

Stephen Dresnick- President
Christopher Endara – VP Manufacturing
Matt Endara – VP
Ken West – VP Sales

None of the above will take salaries initially. Upon unanimous vote of the Board,  each of the individuals other than Dresnick will begin taking salaries as Company’s finances will permit. Dresnick will not begin receiving salaries until each of the individuals above have begun taking salaries and the Company’s cash flow is adequate to cover all of the monthly expenses including their salaries.

6.2          Board of Directors. Company decisions generally shall be made by the Board of Directors. The Board of Directors shall be composed of the following:
Stephen Dresnick, Chairman
Christopher Endara
Matt Endara
Ken West

6.3          Indemnity of the Directors and Officers. The Directors and Officers shall perform their duties in good faith, in a manner reasonably believed by them to be in the best interests of the Company, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. The Company shall, to the maximum extent permitted by law, indemnify the Directors and Officers and make advances for expenses of the Directors and Officers in any proceeding in which a Director or Officer is named or threatened to be named, provided that the applicable Director or Officer furnishes to the Company a written undertaking to repay amounts advanced on his or her behalf if it shall ultimately be determined that, under applicable law, the applicable Director or Officer was not entitled to the benefit of any such advances.

6.4           Directors' and Officers' Liabilitv Insurance. As soon as possible following the execution of this Agreement, the Company may seek to obtain adequate Directors and Officers Liability Insurance to cover all of the present and future Directors and Officers for any and ail actions performed by such Directors and Officers pursuant to their duties, in good faith, in a manner reasonably believed by them to be in the best interests of the Company, and with such care as an ordinarily prudent person in a like position would use under similar circumstances.

6.5           Major Decisions. The matters enumerated below shall constitute major decisions (the "Major Decisions") and, notwithstanding anything to the contrary in this Agreement,  the Articles of Association and/or Bylaws, no Shareholder, Director or Officer shall be  authorized to take any action or make any decision within the scope of a Major Decision without   obtaining the written consent of the majority (by percentage of Share ownership) of the Shareholders. ..

a.	amend the ,Company's Shareholder's .Agreement or Bylaws;
b.	change the number or composition of the Directors on the Company's Board of Directors;
c.
declare or pay any cash, stock or other dividend, or other distribution or payment in respect of any Shares or cause the Company, directly or indirectly, to purchase, acquire, redeem, split, combine or re-class  any shares;

d.	change the Company's accounting firm;
e.	incur more than $5,000 (U.S. Dollars) in indebtedness or additional indebtedness, except for debt incurred in the ordinary course of the Company's business;
f.	issue, purchase or sell any Shares or any other securities of the Company;
g.	increase or decrease the authorized number of, or chanoe the designated sequences, qualifications, limitations, restrictions or special relative rights of any of the Shares;
h.	obligate the Company as a surety, guarantor or accommodation party on any obligation;
i.
issue, grant or sell any security, option, warrant, call, subscription or other right of any kind fixed or contingent, that directly or indirectIy calls for the issuance, sale, pledge or other disposition of any Shares (except as may be issued to a lender to the Company as a part of an approved financing);

j.	adopt or approve any operating or capital budgets for hture operations and investments;
k.	sell, exchange, lease, assign, transfer, encumber or otherwise dispose of all or substantially all of the assets of the Company;
l.	effect a merger, consolidation or statutory share exchange of the Company;
m.	acquire, form or fund any affiliates or subsidiaries;
n.	voluntarily file a bankruptcy petition for the Company;
o.	dissolve or liquidate the Company;
p.	make any loans by the Company;
q.	pay any fee, salary or other, compensation to any Shareholder or Shareholder's affiliate or family member, Officer, or Director;
r.
make a significant tax election required or permitted by the Code and or applicable law of any taxing authority to which the Company may be subject;
r.      admit additional Shareholders (other than as approved pursuant to Article III of  this Agreement); and

s.	authorize the payment of any non-recurring obligations not otherwise approved and within the Company's Operating Budget, as previously established by the Board of Directors, in excess of $5,000..

6.6          Funds of the Company. All finds received by the Company shall be deposited into the Company's bank account(s) as the Board of Directors shall determine.

6.7          Reimbursement of Expenses, The Company shall reimburse Directors, Officers and employees for all reasonable and necessary business expenses incurred as a result of furthering the business of the Company or incurred within the scope of the duties, provided receipts and a detailed accounting of the expenses is provided to the Company prior to the reimbursement and all extraordinary and/or no-recurring expenses in excess of $500 are approved by the Board of Directors.

6.8          Fiscal Year. The Company's fiscal year ("Fiscal Year”) shall be the same as the Calendar Year.

6.9          Accounting Firm. The President/CEO shall choose the Accounting Firm. The President /CEO may hire an internal CFO when the Company’s finances permit.

6.10        Corporate Counsel. The President/CEO shall choose the Company’s corporate counsel.

ARTICLE VII
DISTRIBUTIONS

7.1           Distributions. All distributions, if any of profits to Shareholders, will be determined by the Board of Directors and shall be proportionate with each Shareholders’s stock ownership.

ARTICLE VIII
GENERAL PROVlSIONS

8.1           Incorporation. The Recitals and all schedules and exhibits referred to and attached to this Agreement are true and correct and are hereby incorporated into and made a part of this Agreement.

8.2           Entire Agreement. This Agreement constitutes the final, complete and exclusive understanding of the Parties and the same may not be amended or modified except in writing signed by all Parties. This Agreement supersedes any and all other agreements, either oral or in writing, between the Parties with respect to the subject matter in this Agreement and contains all of the covenants, agreements, representations and other statements between the Parties with respect to such matter. Each Party to this Agreement acknowledges that no representations, inducements, promises or statements, oral or otherwise, have been made by any Party or anyyone acting on behalf of any Party which are not embodied in this Agreement.

8.3          Construction of Agreement. In the event it is necessary to construe the terms and conditions of this Agreement, it will be done without giving any consideration or effect as to which Party may have drafted this Agreement. The Parties acknowledge that all the terms of this Agreement were negotiated at arms' length and that this Agreement and all documents executed in connection with this Agreement were prepared and  executed without duress, undue influence or coercion upon any Party.

8.4          Notice. All notices, demands, and other communications given or required to be given pursuant to this Agreement shall be in writing, or by written telecommunication, and shall be deemed to have been duly given upon the earlier of actual receipt or three (3) days following forwarding to the address as set forth below.

If to the Company:

Internal Fixation Systems, Inc.
10100 N.W.1 1 6 the Way \y
Medley, FI 33 178

If to Kenneth West:

140 1 Bay Road #403
Miami Beach, F1 33139
Phone: (305)776-6894

If to Matt Endara:

7125 S.W.81 Court
Miami, F1 33157
Phone: (305)251-0043

If to Christopher Endara:

18020 SI W.' 83d Avenue
Miami  F1  33157
Phone: (305)232-3747

If  to Dr. Jaime Carbonell:

13865 Farmer Road
Miami, FI  33158 .
Phone: (786)797-4953

If to Stephen Dresnick:

5901 SW 74th Street  Suite 408
Miami, Fl 33143
Phone: (305) 632 4224

8.5           Governing Law; Venue; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Florida (without giving effect to principles of conflicts of laws). The venue for any legal proceedings arising from or connected with this Agreement shall be exclusively in Miami-Dade County, Florida, and no Party shall have the right to challenge venue based upon foninz non conveniews or otherwise. The Parties expressly consent to the jurisdiction of the state and/or federal courts in and/or for Miami-Dade County, Florida.

8.6           Disputes. In the event of any disputes arising out of or in connection. with the terms and conditions of this Agreement the prevailing party shall be entitled to receive its costs including all legal fees through all arbitration, trial and appellate levels. Notwithstanding the foregoing, it is understood and agreed by the Shareholders that all disputes arising out of or in connection with this Agreement shall be submitted to arbitration for resolution. If the Shareholders are unable to agree on the selection of the arbitrator(s), then the President shall select one (I) arbitrator, and if the Shareholder initiating the proceeding is not the President, such member shall select one (1) other arbitrator, which selections shall take place no later than fifteen (15) days after a claim of arbitration is filed by any party with the American Arbitration Association, Miami Office (the "Filing Date") and the two (2) selected arbitrators shall mutually agree on the selection of a third arbitration within thirty (30) days after. the Filing Date. If the two (2) selected arbitrators fail to agree on the selection of a third arbitrator within such period of time, then the director or other appointed representative of .the American Arbitration Association, Miami' Office, shall select the third arbitrator. The ruling of a majority of the selected arbitrator@) (hereinafter collectively referred to as the "Arbitrator") shall prevail and be deemed conclusive in and as to any dispute arising out of or in connection with this Agreement. Any decision of the Arbitrator shall be final and binding upon the parties hereto and enforceable in any court of competent jurisdiction.

AGREED AND ACCEPTED
THIS _______ DAY OF May 2009

Current IFS Shareholders:

Jaime Carbonell

Stephen Dresnick

Chris Endara

Matt Endara

Ken West

SCHEDULE  A

Name	Shares as %

Jaime Carbonell	7%

Stephen Dresnick	24%

Christopher Endara	23%

Matt Endara	23%

Ken West	23%